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                                                                   Exhibit 99.1

Item 2. Acquisition or Disposition of Assets

Property Acquisition

     On April 26, 2001, we acquired the Buckhead/Atlanta Homewood Suites(R) by Hilton for a base purchase price of $12.9 million. The hotel is located on a 2.0 acre site at 3566 Piedmont Road, Atlanta, Georgia 30305. The hotel is approximately 5 miles from the center of downtown Atlanta and 15 miles from the Hartsfield Atlanta International Airport.

     The hotel opened in September 1997. It consists of a single four-story building and contains 92 suites, which have a combined rentable area of 45,544 square feet. The following types of suites are available:

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     Type of Suite             Number Available       Square Feet/per Suite
     ------------------        ----------------       ---------------------
     Master Suite                    78                      446
     Homewood Suite                   6                      526
     Two-Bedroom Suite                8                      950

The hotel offers a 40-seat breakfast/lounge area, a meeting room that accommodates 25 to 30 people, and a business center that offers guests the use of a personal computer, a photocopier and an electric typewriter. Recreational facilities include an outdoor pool, a whirlpool and an exercise room. The hotel also contains a guest convenience store and laundry. The hotel has its own parking lot with approximately 100 spaces. The hotel provides complimentary shuttle service within a 5 mile radius.

We believe that the hotel has been well maintained and is generally in very good condition. Over the next 12 months, we plan to spend approximately $350,000 on renovations or improvements. We expect that the principal renovations and improvements will include replacing common area carpets and flooring, renovating rooms, and replacing exterior signage.

During 2001 (through May), approximately 24.5% of the guests have stayed for five nights or more. In general, occupancy at the hotel is not significantly affected by seasonal variations. The following table shows average daily occupancy rates for the hotel during the last five years:

                  Average Daily Occupancy Rate (calendar year)

                                                                      2001
  1997               1998             1999              2000     (through May)
  ----               ----             ----              ----     -------------
  33.4%              68.8%            73.8%             75.0%         75.3%


During 2001 (through May), the average daily rate per suite has been $115.48, and the average daily net revenue per suite has been $86.91. The hotel's current rate structure is based on length of stay and type of suite, as summarized below:

Length of Stay
(number of nights)       Homewood       Master       Two Bedroom
-----------------        --------       ------       -----------
 1 to 4                    $149          $139            $225
 5 to 13                    115           105             195
14 to 29                    105            95             185
30 or more                   95            85             165

The hotel offers a weekend discount. This discount varies by type of suite and generally reduces the basic rate by 20 to 33%. The weekend discount is not available to guests who stay for five nights or more. The hotel also offers discounts to guests who stay under certain corporate accounts. These discounts are often negotiated with the corporate customer and vary from account to account

     The table below shows the average effective annual rental per square foot since 1997:

                                                                    2001
     1997            1998            1999             2000      (annualized)
     ----            ----            ----             ----      ------------
   $28.68           $55.62          $60.85           $66.91        $64.08

The depreciable real property component of the hotel has a currently estimated Federal tax basis of $7,907,973 and will be depreciated using the straight-line method over a life of 39 years (or less, as permitted by the Internal Revenue
Code). The basis of the personal property component of the hotel will be depreciated in accordance with the modified accelerated cost recovery system of the Internal Revenue Code.

     The following table summarizes the hotel's real estate tax information for 2000:

Tax Assessed Taxable Portion Tax Amount Jurisdiction Value (40% of Assessment) Rate of Tax ------------ -------- -------------------
------- -----------
City of Atlanta, $6,035,700 $2,414,280 0.04677 $112,915.88 Fulton County

     We estimate that the annual property tax on the expected improvements will be approximately $16,400.